





Christina Kim · 3rd
Realtor, ALC Member at Keller Williams Larchmont
Manhattan Beach, California, United States · **Contact info**

482 connections

 Keller Williams Larchmont

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Experience



Realtor, ALC Member
Keller Williams Larchmont
Jan 2019 – Present · 2 yrs 10 mos
Los Angeles, California, United States

Top Producing Agent



Marketing Director
Brick+Work
2018 – Present · 3 yrs
Los Angeles, California, United States

BRICK+WORK brings together the technology and people needed to meet the challenges of
rapid urbanization by providing a platform that encourages collaboration between developers,
real estate agents, and municipalities.

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Licensed Realtor
Keller Williams Realty, Inc.
Oct 2016 – Present · 5 yrs 1 mo